SECURITIES AND EXCHANGE COMMISSIION
 Washington, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to _____________.

Commission File Number: 000-23113

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

GUARANTY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401 (K) PROVISIONS)

B.	NAME OF ISSUER OF THE SECURITIES HEL PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

GUARANTY BANCSHARES, INC.
100 WEST ARKANSAS
MT. PLEASANT, TEXAS 75455

GUARANTY BANCSHARES, INC. EMPLOYEE
STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2004 AND 2003

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK
OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)
FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

INDEPENDENT AUDITORS’ REPORT

Trustees
Guaranty Bancshares, Inc. Employee
   Stock Ownership Plan
   (With 401(k) Provisions)
Mt. Pleasant, Texas

We have audited the accompanying statements of net assets available for benefits of Guaranty Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) Provisions) (Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Guaranty Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) Provisions) as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U. S. generally accepted accounting principles.

Tyler, Texas
May 31, 2005

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004			2003

	Participant Directed	Non- Participant Directed	Total	Participant Directed	Non- Participant Directed	Total

ASSETS
Investments, at fair value:
Guaranty Bancshares, Inc. Stock Fund	$4,343,613	$7,423,510	$11,767,123	$3,741,259	$6,832,388	$10,573,647
Other collective investment funds	3,159,094	—	3,159,094	2,878,816	—	2,878,816
Loans to participants	4,658	—	4,658	6,150	—	6,150

Total investments	7,507,365	7,423,510	14,930,875	6,626,225	6,832,388	13,458,613

Net assets available for plan benefits	$7,507,365	$7,423,510	$14,930,875	$6,626,225	$6,832,388	$13,458,613

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2004

	Participant Directed	Non- Participant Directed	Total

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$504,866	$451,814	$956,680
Net investment gains	127,205	138,783	265,988

	632,071	590,597	1,222,668
Contributions:
Participant	522,894	—	522,894
Rollover	64,364	—	64,364
Employer	—	399,471	399,471

	587,258	399,471	986,729

Total additions	1,219,329	990,068	2,209,397
Deductions from net assets attributed to:
Benefits paid to or for participants	314,064	308,411	622,475
Administrative expenses and other	53,746	60,914	114,660

Total deductions	367,810	369,325	737,135

Net increase in net assets available for benefits	851,519	620,743	1,472,262
Net assets available for benefits at beginning of year	6,655,846	6,802,767	13,458,613

Net assets available for benefits at end of year	$7,507,365	$7,423,510	$14,930,875

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK
OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Guaranty Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

GENERAL

The Plan is a defined contribution plan and an employee stock ownership plan with 401(k) provisions whereby eligible employees of Guaranty Bancshares, Inc. (Company) are permitted to make contributions that are tax deferred under Section 401(k) of the Internal Revenue Code.

CONTRIBUTIONS

A participant may elect to defer a percentage of his or her pretax compensation (Elective Contributions) subject to certain maximum limitations imposed by the Internal Revenue Code ($13,000 and $12,000 for 2004 and 2003, respectively).  Participants age 50 or older are eligible for catch-up contributions and their elective deferral limitation for 2004 is $16,000.  Participants may also make eligible rollover contributions.

The Company may make two types of contributions to the Plan:  (1) A Matching Contribution of any amount up to $1.00 for every dollar of salary deferral a participant makes up to 4% of their compensation, and (2) An Optional Contribution (discretionary contribution made by the Company as determined by the Board of Directors).  The Company contributions are made to Guaranty Bancshares, Inc. Stock Fund and are non-participant directed.  The Optional Contributions were 1.50% and 2.25% of the participant’s salary for 2004 and 2003, respectively.

ELIGIBILITY

Employees hired after December 31, 1997 and before January 1, 2001 in a position that requires the completion of 1,000 hours of service per year, become a Participant in the Plan as of the January 1st or July 1st that is or that follows the date of their hire, at which time they are eligible to make Elective Contributions and receive Optional Contributions, Matching Contributions, and Forfeitures.

Employees hired after December 31, 2000 and before January 1, 2002, in a position that requires the completion of 1,000 hours of service per year, become a Participant in the Plan as of the first day of the first month that begins on or after their date of hire, at which time they are eligible to make Elective Contributions.  These employees become a Participant in the Plan as of the January 1st or July 1st that is or that follows the date of their completion of six consecutive months of service during which they are credited with at least 500 hours of service, at which time they are eligible to receive allocations of Optional Contributions, Matching Contributions and Forfeitures.

Employees hired on or after January 1, 2002, in a position that requires the completion of 1,000 hours of service per year, become a Participant in the Plan as of the first day of the first month that begins on or after their date of hire, at which time they are eligible to make Elective Contributions.  These employees become a Participant in the Plan as of the January 1st or July 1st that is or that follows their date of hire, at which they are eligible to receive allocations of Matching Contributions.  Furthermore, these employees become a Participant in the Plan as of the January 1st or July 1st that is or that follows the date of their completion of six consecutive months of service during which they are credited with at least 500 hours of service, at which time they are eligible to receive allocations of Optional Contributions and Forfeitures.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK
OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003
CONTINUED

NOTE 1 - DESCRIPTION OF PLAN - CONTINUED
VESTING
The percentage of the participant’s account from Employer Optional Contributions and Matching Contributions to which they will be entitled is calculated as follows:

                    For Employer Contributions made prior to January 1, 2002:

Participant’s Years of Service	Vested Percentage

Less than three years	0%
Three years	20%
Four years	40%
Five years	60%
Six years	80%
Seven or more years	100%

Note:  For participants employed before December 31, 1997, 25% of their Matching Contributions account was automatically fully vested and the other 75% was subject to the schedule above.

                    For Employer Contributions made after December 31, 2001:

Participant’s Years of Service	Vested Percentage

Two years	20%
Three years	40%
Four years	60%
Five years	80%
Six years	100%

Upon death, retirement, or total disability, participants are 100% vested in all employer contributions.

PARTICIPANT ACCOUNTS

Each participant’s account is credited with any salary deferrals as well as an allocation of the Company’s contributions, Plan earnings and forfeitures of terminated participants’ non-vested accounts, less an allocation of administrative expenses.  Allocations of the Company Optional Contributions are based on a participant’s compensation.  Company Matching Contributions are allocated based on a participant’s salary deferrals.

The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

PLAN ADMINISTRATION

Plan assets are held in the custody of The Bank of New York.  Certain Plan administrative duties, such as 5500 preparation, compliance testing, preparation of quarterly statements, and enrollment and transaction processing, are performed by Pentegra Services, Inc.

Certain other administrative functions are performed by officers or employees of the Company. However, such officers and employees receive no compensation from the Plan.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK
OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003
CONTINUED

NOTE 1 - DESCRIPTION OF PLAN - CONTINUED
PARTICIPANTS’ INVESTMENT OPTIONS

Participants must direct their salary deferral contributions to selected investments as made available and determined by the Plan administrator.  Participants may change the percentage of their elective contributions only as of the January 1st or July 1st of any Plan Year.  Participants may change their investment options once per calendar quarter throughout the year via phone, paper document, or online access to Pentegra Services, Inc.

PARTICIPANT LOANS

The Plan allows participants to borrow from their participant accounts in cases of immediate and heavy financial need as defined by the Plan.  In such cases, participants may borrow up to a maximum of the lessor of $50,000 or 50% of their vested account balance.  Interest rates and terms of the loans, not to exceed five years, are determined by the committee of Trustees.

FORFEITURES

Any portion of the balance in a participant’s account that is not vested will become a forfeiture upon the occurrence of a break in service.  Forfeitures are used to pay administrative expenses of the plan and are also reallocated among the remaining participants of the Plan in the ratio that the participant’s compensation bears to the total compensation of all participants.  Forfeitures totaling $30,000 were allocated to participants in February, 2004.  At December 31, 2004 and 2003, unallocated forfeitures amounted to $37,621and $51,809, respectively.

PAYMENT OF BENEFITS

On termination of service, participants may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in whole shares of Company stock, cash or a combination of both.

PLAN AMENDMENT

The Plan was amended and restated for the plan year beginning 2002 to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.  As mentioned in Note 4, a favorable determination letter was obtained by the Company for this amendment.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants shall become 100% vested in their respective accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U. S. generally accepted accounting principles.

ESTIMATES

The preparation of financial statements requires the Custodian and the Trustee to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

INVESTMENT VALUATION AND INVESTMENT INCOME

The Plan’s investments are stated at fair value.  Quoted market prices are used to value investments.  Shares of collective investment funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.  Purchases and sales of investments are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK
OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003
CONTINUED

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
BENEFITS PAID TO OR FOR PARTICIPANTS
Benefits are recorded when paid.

ADMINISTRATIVE EXPENSES
Administrative expenses are paid by the Plan.

PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor regulations as any fiduciary to the Plan, any party rendering services to the Plan, the employer, and certain others. As such, transactions conducted with Guaranty Bancshares, Inc., The Bank of New York, and Pentegra Services, Inc. qualify as exempt party-in-interest transactions.

NOTE 3 - INVESTMENTS
The Plan’s investments at December 31, 2004 and 2003 were as follows:

	2004	2003

Investments in Collective Investment Funds:
Participant directed:
Shares	451,592	448,029
Cost	$2,615,072	$2,589,150
Fair value (including loans of $4,658 and $6,150 for 2004 and 2003, respectively)	$3,163,752	$2,884,966
Investments in Guaranty Bancshares, Inc. Stock Fund:
Participant directed:
Shares	163,337	152,095
Cost	$1,898,476	$1,646,518
Fair value	$4,343,613	$3,741,259
Non-participant directed:
Shares	279,152	277,759
Cost	$3,244,617	$3,006,915
Fair value	$7,423,510	$6,832,388

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK
OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003
CONTINUED

NOTE 3 - INVESTMENTS - CONTINUED
The fair values of investment at December 31, 2004 and 2003 are summarized below. Investments that represent 5% or more of the Plan’s net assets are separately identified.

	2004	2003

Guaranty Bancshares, Inc. Stock Fund *	$11,767,123	$10,573,647
Money Market Fund	271,045	264,598
Stable Value Fund	257,955	260,856
Government Bond Fund	145,930	128,486
S&P 500 Stock Fund	691,510	641,956
S&P 400 MidCap Stock Fund	505,788	418,714
International Stock Fund	46,345	42,805
Income Plus Fund	135,000	143,239
Growth and Income Fund	310,765	319,643
Growth Fund	466,126	415,746
S&P 500/Value Stock Fund	179,370	100,368
S&P 500/Growth Stock Fund	102,642	104,028
Russell 2000 Stock Fund	46,618	38,377

Total other collective investment funds	3,159,094	2,878,816

Loans to participants (interest rates 5.00 - 5.75%)	4,658	6,150

Total	$14,930,875	$13,458,613

*A portion of which is non-participant directed (see Note 1).

NOTE 4 - TAX STATUS

The Company requested and received a favorable determination letter from the Internal Revenue Service, dated April 1, 2003, that the Plan and the related Trust, as amended and restated, are qualified under Section 401(a) and 501(a) of the Internal Revenue Code.

SUPPLEMENTAL SCHEDULES

Schedule I

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)
SCHEDULE H, PART IV, 4(I) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2004

Name of Plan Sponsor:  Guaranty Bancshares, Inc.
Employer Identification Number:  75-1656431
Three Digit Plan Number:   001

(a)	Identity (b) of Issuer	Description (c) of Investment	(d) Cost	Current (e) Value

	Guaranty Bancshares, Inc
*	Guaranty Bancshares, Inc. Stock Fund	442,489 units	$5,143,093	$11,767,123
	Pentegra Group:
*	Money Market Fund	271,045 units	271,045	271,045
*	Stable Value Fund	16,811 units	216,635	257,955
*	Government Bond Fund	7,636 units	107,574	145,930
*	S & P 500 Stock Fund	40,605 units	606,346	691,510
*	S & P 400 MidCap Stock Fund	20,031 units	342,600	505,788
*	International Stock Fund	2,175 units	34,083	46,345
*	Income Plus Fund	8,637 units	100,932	135,000
*	Growth and Income Fund	19,731 units	251,558	310,765
*	Growth Fund	30,808 units	387,220	466,126
*	S & P 500/Value Stock Fund	14,787 units	149,066	179,370
*	S & P 500/Growth Stock Fund	11,784 units	108,683	102,642
*	Russell 2000 Stock Fund	2,883 units	34,672	46,618

			2,610,414	3,159,094

*	Loans to participants		—	4,658

	Total investments		$7,753,507	$14,930,875

* Parties-in-interest to Plan.

Schedule II

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)
SCHEDULE H, PART IV, 4(J) - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2004

Name of Plan Sponsor:  Guaranty Bancshares, Inc.
Employer Identification Number:  75-1656431
Three Digit Plan Number: 001

Identity of (a) Party Involved	Description (b) of Asset	Purchase (c) Price	Selling (d) Price	Lease (e) Rental	Expense Incurred with (f) Transaction	Cost of (g) Asset	Current Value on Transaction (h) Date	Net Gain or (i) (loss)

Guaranty Bancshares, Inc.	Common Stock 11 purchases; 15,353 units	$313,594	$—	$—	$—	$—	$313,594	$—
Guaranty Bancshares, Inc.	Collective Short-term Investment Fund 57 purchases; 860,943 units	860,943	—	—	—	—	860,943	—
	46 sales; 679,025 units	—	679,025	—	—	679,025	—	—

The Plan, Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed in its behalf by the undersigned hereunto duly authorized.

June ____, 2005

GUARANTY BANCSHARES, INC.
EMPLOYEE OWNERSHIP
PLAN (WITH 401 (K) PROVISIONS)

/s/ CLIFTON A. PAYNE

Clifton A Payne
Trustee

/s/ WELDON MILLER

Weldon Miller
Trustee

/s/ KIRK LEE

Kirk Lee
Trustee

/s/ RICHARD PERRYMAN

Richard Perryman
Trustee

/s/ CARL JOHNSON, JR.

Carl Johnson, Jr.
Trustee

INDEX TO EXHIBITS

NUMBER	EXHIBIT

23.1	Consent from Henry & Peters, P.C.